MetroAir Inc. 메트로에어
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🚀 We're raising our first seed round on Wefunder, and you can reserve your spot now!

Before we officially launch, we're opening early reservations for those who have followed and believed in Metroair.

No commitment until the campaign goes live.

What we're building:

The Multicruiser — a modular eVTOL aircraft powered by our patented Rimfoil ducted rotor technology, which reduces aerodynamic drag by two-thirds compared to conventional rotors.

✅ 3 issued U.S. patents
✅ Recognized by DARPA & U.S. Army
✅ 35+ years of aerodynamics R&D behind it

This isn't just an aircraft. It's the foundation of a 3D urban transportation platform, aircraft, Hub Vertiports, and AI-managed air corridors.

👉 Reserve your spot: https://lnkd.in/eQ8XnzJP
Questions? Drop them in the comments or send us a message.

#Metroair #Wefunder #eVTOL #AdvancedAirMobility #Multicruiser
#SeedRound #Invest #DeepTech #Aviation



Reserve in Metroair | The first drone built for the city.
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